

November 10, 2011

<u>Via E-mail</u>
Mr. Lo Chung Mei
President and Chief Executive Officer
China United Insurance Service, Inc.
Building 4F,
Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan
PRC

> **Re:** **China United Insurance Service, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1/A**
> **Filed October 28, 2011**
> **File No. 333-174198**

Dear Mr. Lo:

We have reviewed your amended registration statement and response letter filed October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1/A

General

1. Please refer to your response to Comment 2. You indicate that you attached the company's logo as Exhibit A, however, no such exhibit is attached to your response letter or registration statement. With your next amendment, please provide us supplemental copies of profits of all graphic, visual or photographic information you will provide in the printed prospectus.

2. Please note your response to Comment 3 and reissue the comment in part. In several places in your filing, you state "[r]eference to the 'Company' throughout this prospectus refers to the combined operations of China United, its subsidiaries, and Affiliated Consolidated Entities." We continue to believe that references to the "company," "we," "us," or "our" should refer only to the registrant and its wholly-owned subsidies, not to Henan Anhou and its respective subsidiaries. The company has no equity interest in Henan Anhou. Therefore, references to "the company," "we," "us," or "our" referring to Henan Anhou are inconsistent with the fact that you do not own this entity, even though you control it. Accordingly, please revise the disclosure in the introductory paragraph of the Prospectus Summary and throughout the registration statement so that references to "the company," "we," "us" or "our" refer to the registrant and its subsidiaries, not to Henan Anhou. Please delete each instance of the quoted statement from your filing.

Prospectus Summary, page 5

3. We note your disclosure on page 5 that Jiangsu Law provides insurance brokerage services in the PRC. Please reconcile this statement with your disclosure on page F-7 indicating that Jiangsu Law currently provides insurance agency services only.

Risk Factors, page 11

4. Please delete this cross-reference to the Risk Factors section.

Summary Financial Information, page 11

5. The pro forma information on page 11 is inconsistent with the disclosure on page F-28. Tell us why or revise the disclosure as necessary.

Risk Factors, page 12

"Our businesses are highly regulated, and the administration, interpretation . . .," page 18

6. We note your response to Comment 31 and reissue the comment in part. Please briefly expand this risk factor to describe how the following regulations affect your company:

    *   Provisions on the Supervision and Administration of Specialized Insurance Agencies; and
    *   Provisions on the Supervision and Administration of Insurance Brokerage Institutions.

    Your current reference to the Business section is not sufficient to satisfy this request.

<u>"The Company's affiliates have significant control over matters requiring . . .," page 20</u>

7. Please expand this risk factor to disclose the percentage of outstanding common stock that will be held by affiliates following the closing of the offering.

<u>"The Report of Independent Registered Public Accounting Firm . . .," page 20</u>

8. We note your response to Comment 22 and reissue the comment in part. The last sentence of this risk factor states, "If we continue to have current operating loss, we believe our cash and equivalents will be enough to support our operation for another five years." This statement appears to contradict the statement in the risk factor "We may require additional funds to continue our business plan" on page 20 that reads, "We may not currently have adequate funds to meet our obligations for the next twelve months . . . ." Please revise your disclosure to eliminate any inconsistency.

<u>"We may require additional funds to continue our business plan," page 20</u>

9. We note your response to Comment 22 and reissue the comment in part. Please quantify the amount of funding you will need to continue operations for the next twelve months, and disclose that your auditor's going concern opinion may have a detrimental effect on your ability to obtain additional funding.

<u>"We rely on contractual arrangements with Henan Anhou and its shareholders . . .," page 21</u>

10. We note your response to Comment 35 and reissue the comment in part. Please expand this risk factor to disclose that unaffiliated investors will have little or no recourse if affiliates terminate the agreement, since all of the operating entity's assets are located in China. Please also state whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources.

<u>"Contractual arrangements we have entered into with Henan Anhou . . .," page 22</u>

11. We note your response to Comment 36 and reissue the comment in part. Please identify your officers and directors that used to be and are currently the employees of Henan Anhou and its subsidiaries. Please also list the position held by each individual at Henan Anhou and its subsidiaries.

<u>"Fluctuation in the value of the RMB may have a material adverse effect . . .," page 25</u>

12. Please refer to your response to Comment 56. In this risk factor, you also reference the "Group." Please identify the parties you are referring to or eliminate the use of this reference.

"'Penny Stock' rules may make buying or selling our common stock difficult," page 28

13. Please refer to your response to Comment 52. Please expand your description of remedies available to investors of penny stocks to indicate that investors who have signed arbitration agreements may have to pursue their claims through arbitration.

Management's Discussion and Analysis of Financial Condition and results of Operations
Liquidity and Capital Resources, page 39

14. With regard to prior comment 61, we did not locate disclosure on page 39 which states why very little income tax has been paid and the due dates of income tax payable of $658,344 at June 30, 2011 (page F-20). Please specify in the disclosure when cash will be required to pay the income tax due. Explain in the disclosure why no income tax was paid in 2010 and only $11,462 in 2011 (page F-5).

15. Your statement that you generally finance your operations through cash flow generated internally through your business operations and equity does not appear to be appropriate. Given that the your operations used cash in 2011 and 2010 and the increase in your cash and cash equivalents from June 30, 2010 to June 30, 2011 was primarily due to capital contributions it would be more accurate to disclose that you generally finance your operations from capital contributions. Please revise your disclosures accordingly.

Management, page 53

16. We note your response to Comment 66 and reissue the comment in part. Your disclosure should include the principal occupation and business experience of each director and officer, including any gaps in employment, for the entirety of the five year period required by Item 401(e)(1) of Regulation S-K. Discussion of the number of years of industry experience is not sufficient. Please revise your disclosure to indicate the business experience and principal occupation for the following individuals over the following periods:

- Mr. Hsu Tzu En from 2010 to present;
- Mr. Hsu Wen Yuan from May 2009 to present; and
- Ms. Tsai from June 2005 to May 2008.

Director Compensation, page 54

17. You state on page 54 that your directors have not received compensation in the last two fiscal years. However, it appears that Mr. Li Fu Chang earned compensation from you as a Legal Representative of Henan Anhou from January 1, 2010 to the present, although the Labor Contract between the parties was amended in January 2011. Please expand the Director Compensation Table on page 55 to include all of the compensation awarded to Mr. Li during the fiscal year ended June 30, 2011, including the period from June 30,

Mr. Lo Chung Mei
China United Insurance Service, Inc.
November 10, 2011
Page 5

2010 to January 1, 2011 in accordance with Item 402(r) of Regulation S-K. This compensation should also be reflected in the "All Other Compensation" column with accompanying footnote disclosure describing the terms of Mr. Li's respective employment agreements.

Please also ensure that the amounts indicated in this column accurately reflect the total compensation paid to Mr. Li based upon the monthly rates provided in his employment agreements.

2011 Director Compensation Table, page 55

18. We note your response to Comment 67 and reissue the comment. Please disclose the factors that led to the company's conclusion that Mr. Li Fu Chang is not an employee of Henan Anhou pursuant to his engagement as legal representative. The revised Labor Contract between Mr. Li and Henan Anhou refers to Mr. Li as "senior management personnel" and to his "employment" throughout the agreement.

Certain Relationships and Related Transactions, page 59

19. We note your disclosure that on June 30, 2011, Mr. Li and Mr. Jin entered into a debt transfer agreement which transferred certain debt owed by Henan Anhou to Mr. Li. We also note your disclosure that on the same day, Mr. Li and Henan Anhou executed a related debt cancellation agreement that gave up Mr. Li's right to claim repayment from Henan Anhou. However, your disclosure under Note 10 to the Notes to Consolidated Financial Statements on page F-21 indicates that these agreements were entered into on March 31, 2011. Please revise your disclosure to address this inconsistency. In addition, please file copies of the debt cancellation agreement and debt transfer agreement as exhibits to your registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Financial Statements, page F-1

20. Tell us why the separate financial statements of acquired companies Sichuan Kang Zhuang and Jiangsu Law that were included in the Form S-1/A filed on August 5, 2011 are not required to remain included in the document in accordance with Rule 8-04 of Regulation S-X.

21. In some places you state "Sichuan Kang Zhang" and other places state "Sichuan Kangzhang." Please revise throughout the whole document to be consistent.

Item 16. Exhibits and Financial Statement Schedules, page II-2

22. We note your statements in Exhibit 5.1, "We are not licensed to practice law in the State of Delaware and, accordingly, our opinions as to the DGCL are based solely on a review

of the official statutes of the State of Delaware and the reported judicial decisions interpreting such statutes." It is inappropriate for counsel to disclaim expertise on controlling state law. Please delete these statements from this exhibit. Please refer to Section II.B.3(b) of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Mark E. Crone
         The Crone Law Group
         101 Montgomery Street, Suite 2650
         San Francisco, CA 94104